United States securities and exchange commission logo





                             December 12, 2023

       Ke Chen
       Chief Financial Officer
       Emeren Group Ltd
       100 First Stamford Place, Suite 302
       Stamford, CT 06902

                                                        Re: Emeren Group Ltd
                                                            Amendment No. 2 to
Form 20-F for Fiscal Year Ended December 31, 2022
                                                            File No. 001-33911

       Dear Ke Chen:

              We have reviewed your October 3, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19,
       2023 letter.

       Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 111

   1. We note your response to comments 1 and 3. Item 16I(b) requires that you provide disclosures for
yourself and your consolidated foreign operating entities, including variable interest
entities or similar structures. Please amend your filing to disclose and quantify any ownership
interests held by governmental entities, including any ownership interests held by
state-owned enterprises, in all of your consolidated operating entities, including variable
interest entities or similar structures. In particular, we note approximately 40.1% of
Zhejiang ReneSola Investment Ltd. is held by a Chinese State-
                                                        Owned Enterprise.
 Ke Chen
Emeren Group Ltd
December 12, 2023
Page 2

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.



                                                       Sincerely,
FirstName LastNameKe Chen
                                                       Division of Corporation
Finance
Comapany NameEmeren Group Ltd
                                                       Disclosure Review
Program
December 12, 2023 Page 2
cc:       Ben Rikkers
FirstName LastName